

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2020

Paul Mahon
Executive Vice President and General Counsel
United Therapeutics Corporation
1040 Spring Street
Silver Spring, MD 20910

> **Re: United Therapeutics Corporation**
> **Annual Report on Form 10-K**
> **Filed February 26, 2020**
> **File No. 000-26301**

Dear Mr. Mahon:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Life Sciences